

Tennessee Valley Authority, 400 West Summit Hill Drive, Knoxville, Tennessee 37902-1401

Tom Kilgore
President and Chief Executive Officer

June 4, 2007

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: **Tennessee Valley Authority**
Response Letter Dated April 27, 2007
Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 15, 2006
File No. 0-052313

Dear Mr. Owings:

Your May 22, 2007 letter forwarding additional comments from the Staff in connection with the Form 10-K for the fiscal year ended September 30, 2006, filed by the Tennessee Valley Authority (TVA) asked TVA to respond within ten business days or to tell the Staff when TVA would respond. On May 31, 2007, Mike Wills of TVA spoke with Peggy Kim about the timing of TVA's response and said it was unlikely that TVA would be able to provide a complete response within ten business days. Ms. Kim said that TVA should respond as quickly as possible with a single complete response even if it took more than ten business days.

If you have any questions, please contact Mike Wills, Assistant General Counsel, Finance, at (865) 632-7778 or John Hoskins, Interim Chief Financial Officer and Executive Vice President, Financial Services, at (865) 632-4049. We appreciate your consideration in this matter.

Sincerely,

Tom Kilgore

Tom Kilgore

cc: See page 2

cc: Mr. James Allegretto
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561

Ms. Sarah Goldberg
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561

Ms. Peggy Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561

Ms. Ellie Quarles
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561

Mr. Michael A. Herman
PricewaterhouseCoopers LLP
One North Wacker
Chicago, Illinois 60606

Ms. Diane T. Wear
PricewaterhouseCoopers LLP
2030 Falling Water Road
Suite 280
Knoxville, Tennessee 37922